Filed pursuant to Rule 424(b)(3)
File No. 333-230255

UNITED STATES NATURAL GAS FUND, LP

Supplement dated April 1, 2022

to
Prospectus dated April 28, 2021

This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of United States Natural Gas Fund, LP dated April 28, 2021 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

You should carefully consider the “Risk Factors” beginning on page 4 of the Prospectus before you decide to invest.

The Prospectus is being amended to reflect that effective April 1, 2022, Carolyn M. Yu is no longer the Chief Compliance Officer of United States Commodity Funds, LLC (USCF), the general partner of the United States Oil Fund, LP (USO), and that Daphne G. Frydman, currently the General Counsel of USCF, is now also the Director of Compliance of USCF.

In light of the foregoing:

1.	The eighth full paragraph on page 30 of the Prospectus is deleted in its entirety and replaced with the following:

The following are individual Principals, as that term is defined in CFTC Rule 3.1, for USCF: John P. Love, Stuart P. Crumbaugh, Daphne G. Frydman, Nicholas D. Gerber, Melinda D. Gerber, Andrew F Ngim, Robert L. Nguyen, Peter M. Robinson, Scott Schoenberger, Gordon L. Ellis, Malcolm R. Fobes III, Ray W. Allen, Kevin A. Baum, and Wainwright Holdings, Inc. The individuals who are Principals due to their positions are John P. Love, Stuart P. Crumbaugh, Daphne G. Frydman, Nicholas D. Gerber, Andrew F Ngim, Robert L. Nguyen, Peter M. Robinson, Gordon L. Ellis, Malcolm R. Fobes III, Ray W. Allen, Kevin A. Baum. In addition, Wainwright is a Principal because it is the sole member of USCF. None of the Principals owns or has any other beneficial interest in USO. Ray W. Allen makes trading and investment decisions for USO. Ray W. Allen and Andrew F Ngim execute trades on behalf of USO. In addition, Nicholas D. Gerber, John P. Love, Robert L. Nguyen, Ray W. Allen, Kevin A. Baum, Kathryn Rooney, Maya Lowry, and Ryan Katz are registered with the CFTC as Associated Persons of USCF and are NFA Associate Members. John P. Love, Kevin A. Baum and Ray W. Allen are also registered with the CFTC as Swaps Associated Persons.

2.	The biographical information for Ms. Yu on page 33 of the Prospectus is deleted in its entirety.

3.	The following is added to page 31 of the Prospectus, immediately prior to the biographical information for Nicholas D. Gerber:

Daphne G. Frydman, 47, General Counsel of USCF and USCF Advisers, LLC since May 2018, Secretary of USCF since February 2022 and Director of Compliance of USCF since April 2022. She is also the Chief Legal Officer of USCF ETF Trust since May 2018 and Assistant Secretary of the same since 2016. Ms. Frydman served as Deputy General Counsel of USCF and USCF Advisers, LLC from May 2016 through May 2018. From September 2001 through April 2016, Ms. Frydman was an attorney in private practice at the law firm Sutherland Asbill & Brennan LLP. Ms. Frydman’s application to be a principal of USCF was submitted to the National Futures Association on April 1, 2022 and remains pending. Ms. Frydman earned her JD from the Northwestern University Pritzker School of Law and a B.A. in College of Letters and Spanish from Wesleyan University.